

May 7, 2013

David A. Kindlick
Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ 08037

> **Re: South Jersey Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-06364**

Dear Mr. Kindlick:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Refer to Economic Earnings, a non-GAAP measure, to Income from Continuing Operations reconciliation on page 27.

1. Please explain to us and disclose the nature and basis of the adjustment "unrealized loss on property, plant and equipment" in the non-GAAP reconciliation for 2012. Please also revise your definition of the non-GAAP measure to include this adjustment on page 25.

2. Please reconcile for us the amounts of unrealized loss on property, plant and equipment presented here on a consolidated and segment basis to the similar captioned amount of $3.5 million on the face of the consolidated cash flow statements on page 50. Please also clarify for us and in your disclosures if it is related to the $2.4 million impairment charge to property, plant and equipment as disclosed on page 58.

Liquidity and Capital Resources, page 39

3. Refer to the pension contribution in the second paragraph. Please tell us and disclose in more detail the reasons for large variations in the pension contribution from 2010 through 2012. We note you have $25 million and $8 million in pension contributions for 2010 and 2012, respectively, but you have no such contribution for 2011.

Notes to Consolidated Financial Statements, page 56

Note 3. Discontinued Operations and Affiliations, page 63

4. Refer to summarized financial information table for all Affiliates. Please provide income from continuing operations in the table in future filings. Refer to Rule 1-02 (bb) and Rule 4-08 (g) of Regulation S-X.

Note 7. Financial Instruments, page 67

Finance Obligation, page 67

5. We note you record separately the construction costs of a combined heat and power generating facility and the related construction loan of a 50% owned ACB joint venture as you are considered the owner of the facility. We also note that you accounted for the joint venture under the equity method of accounting. In that regard, explain to us and clarify in your disclosures exactly how you accounted for the venture in the financial statements and the accounting literature you relied upon to allow you separately recorded these amounts under the equity method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David A. Kindlick
South Jersey Industries, Inc.
May 7, 2013
Page 3

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto for

Andrew Mew
Accounting Branch Chief